FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated fourth quarter earnings for fiscal year 2025.

4Q25 Conference Call Thursday, March 5th 12:00 p.m. Buenos Aires Time (10:00 a.m. EST) To participate click here to register BBVA Argentina March 4th, 2026 Buenos Aires, Argentina 4Q25 & 2025 Earnings Release Better NII Better NIIafter stabilization of interest after stabilization of interest rates post midrates post mid--term elections and term elections and improvement in income from public improvement in income from public securitiessecurities NET INTEREST INCOME NET INTEREST INCOME Operating expenses under control, Operating expenses under control,within a disciplined management of within a disciplined management of efficiencyefficiency OPERATING EXPENSES OPERATING EXPENSES EFFICIENCY RATIO* (%) EFFICIENCY RATIO* (%) 45.9 45.9% % in 4Q25in 4Q25 Loan loss allowances Loan loss allowancesimpacted by impacted by continued continued deterioration of retail bookdeterioration of retail book, , with total portfolio still growingwith total portfolio still growing 297.3 297.3 bnbn LOAN LOSS ALLOWANCES LOAN LOSS ALLOWANCES 1 1 3 3 2 2 758.9 758.9 bnbn NET FEE INCOME NET FEE INCOME 132.7 132.7bnbn 537.5 537.5bnbn Highlights Highlights 4Q25 & 2025 Earnings Release 4Q25 & 2025 Earnings Release Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Financial margin: Net income from financial instruments at FV through P&L + Net loss from write Financial margin: Net income from financial instruments at FV through P&L + Net loss from write--down of assets at amortized costdown of assets at amortized costand fair value through OCI + Foreign exchange and gold gainsand fair value through OCI + Foreign exchange and gold gains *Quarterly efficiency ratio *Quarterly efficiency ratio 4Q25 Net 4Q25 Net IncomeIncome 4Q25 & 2025 Highlights 4Q25 & 2025 Highlights 4Q25 4Q25HighlightsHighlights Net Income Net Income ((AR$ billionAR$ billion, , INFLATION ADJUSTED)INFLATION ADJUSTED) ROA ROA ROE ROE +20.2% QoQ +20.2% QoQ +19.6% YoY +19.6% YoY +31.3% QoQ +31.3% QoQ +168.6% YoY +168.6% YoY +0.8% QoQ +0.8% QoQ - -9.8% YoY9.8% YoY - -1.173 bps QoQ1.173 bps QoQ Macroeconomic indicators December 31, 2025 Macroeconomic indicators December 31, 2025 Inflation: Inflation: 7.8%7.8%QoQ, QoQ, 31.5%31.5%YoY.YoY. Official FX A 3500: Official FX A 3500: AR$ 1,459.4AR$ 1,459.4(+6.8% QoQ, +41.3% YoY)(+6.8% QoQ, +41.3% YoY) TAMAR: TAMAR: 28.8% APR28.8% APR––33.0% APY33.0% APY +45% +45% - -43%43% - -10.2% QoQ10.2% QoQ +62.8% YoY +62.8% YoY 2025 2025HighlightsHighlights NET INTEREST INCOME NET INTEREST INCOME Expenses under control, Expenses under control,both personnel both personnel benefits and administrative expenses benefits and administrative expenses OPERATING EXPENSES OPERATING EXPENSES EFFICIENCY RATIO* (%) EFFICIENCY RATIO* (%) 53.9 53.9% % in 4Q25in 4Q25 Loan loss allowances impacted by loan Loan loss allowances impacted by loan book growth, with book growth, with higher provisioning on higher provisioning on retail bookretail book 805.1 805.1bnbn LOAN LOSS ALLOWANCES LOAN LOSS ALLOWANCES 1 1 3 3 2 2 2.72 2.72tntn NET FEE INCOME NET FEE INCOME 509.0 509.0 bnbn 2.14 2.14 tntn Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses Financial margin: Net income from financial instruments at FV through P&L + Net loss from write Financial margin: Net income from financial instruments at FV through P&L + Net loss from write--down of assets at amortized costdown of assets at amortized costand fair value through OCI + Foreign exchange and gold gainsand fair value through OCI + Foreign exchange and gold gains *Annual Accumulated efficiency ratio *Annual Accumulated efficiency ratio **Adjusted NIM: (Quarterly Net Interest Income **Adjusted NIM: (Quarterly Net Interest Income --Net Monetary Position Results) / Average quarterly interest earning assets.Net Monetary Position Results) / Average quarterly interest earning assets. Fees Fees--toto--expenses ratios = (Net fee Income + Rental of safe deposit boxes) / (Personnel benefits + Adminsitrative expenses + Deprexpenses ratios = (Net fee Income + Rental of safe deposit boxes) / (Personnel benefits + Adminsitrative expenses + Depreciation and amortization)eciation and amortization) 2025 Net 2025 Net IncomeIncome - -29.4% YoY29.4% YoY +36.9% YoY +36.9% YoY +181.2% YoY +181.2% YoY - -1.9% YoY1.9% YoY Highlights Highlights 4Q25 & 2025 Earnings Release 4Q25 & 2025 Earnings Release 4Q25 & 2025 Highlights 4Q25 & 2025 Highlights - -835 bps YoY835 bps YoY Continued improvement in fee income Continued improvement in fee income. . Net monetary position more than offsets Net monetary position more than offsets NII decline in a transition period.NII decline in a transition period. Quarterly efficiency Ratio Quarterly efficiency Ratio (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) Net Interest Income Net Interest Income (net of monetary position result)(net of monetary position result)& Adjusted & Adjusted NIM**NIM** (AR$ billion, INFLATION ADJUSTED) (AR$ billion, INFLATION ADJUSTED) Annualized Annualized Quarterly Quarterly Fees Fees--toto--Expenses Ratio Expenses Ratio (Fees / Expenses)(Fees / Expenses) (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) Macroeconomic indicators December 31, 2025 Macroeconomic indicators December 31, 2025 Inflation: Inflation: 7.8%7.8%QoQ, QoQ, 31.5%31.5%YoY.YoY. Official FX A 3500: Official FX A 3500: AR$ 1,459.4AR$ 1,459.4(+6.8% QoQ, +41.3% YoY)(+6.8% QoQ, +41.3% YoY) TAMAR: TAMAR: 28.8% APR28.8% APR––33.0% APY33.0% APY Cost of Risk Cost of Risk (%, INFLATION ADJUSTED) (%, INFLATION ADJUSTED) NPL & COVERAGE NPL & COVERAGE PRIVATE LOANS PRIVATE LOANS PRIVATE DEPOSITS PRIVATE DEPOSITS PRIVATE DEPOSITS MARKET SHARE* PRIVATE DEPOSITS MARKET SHARE* *Based on daily information from BCRA. Capital balance as of last day of every quarter *Based on daily information from BCRA. Capital balance as of last day of every quarter Savings account includes special saving accounts and Checking accounts include interest Savings account includes special saving accounts and Checking accounts include interest--bearing checking accounts.bearing checking accounts. (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) Real growth in a Real growth in a context of decelerationcontext of deceleration (%, CONSOLIDATED, (%, CONSOLIDATED, INFLATION ADJUSTEDINFLATION ADJUSTED)) C Cost of Risk: Current period loan loss allowances / Total average loans. ost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in Total average loans calculated as the average between loans at prior period end, and total loans in the current period.the current period. Source: Informe sobre bancos, BCRA, December 2025. Source: Informe sobre bancos, BCRA, December 2025. Sustained m Sustained market share above arket share above two digitstwo digits PRIVATE LOAN AND DEPOSITS MARKET SHARE % PRIVATE LOAN AND DEPOSITS MARKET SHARE % vs 2019 vs 2019 TOTAL GROSS LOANS / TOTAL DEPOSITS TOTAL GROSS LOANS / TOTAL DEPOSITS * RPC includes 100% of quarterly results * RPC includes 100% of quarterly results CAPITAL RATIO % CAPITAL RATIO % (AR$ BILLION, INFLATION ADJUSTED) (AR$ BILLION, INFLATION ADJUSTED) *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, *Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.VWFS & Rombo. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Retail: consumer, mortgages, credit cards, pledge and loans to personnel. Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.other loans. BBVA loans BBVA loans BBVA deposits BBVA deposits 4Q25 & 2025 Highlights 4Q25 & 2025 Highlights 78% 78%85% 88%85% 88% 8,60% 10,08% 10,04% 8,60% 10,08% 10,04% 54% 44% 54% 44%44%44% TOTAL LIQUID ASSETS/ TOTAL DEPOSITS TOTAL LIQUID ASSETS/ TOTAL DEPOSITS 11,27% 11,27% 11,27% 11,27%11,91%11,91% PRIVATE LOANS MARKET SHARE* PRIVATE LOANS MARKET SHARE* +48% +48% +8% +8% +30% +30% +3% +3% +420 b +420 bpsps +290 +290 bpsbps System NPL System NPL 5.29% 5.29%**Dic 25Dic 25 BBVA loans BBVA loans BBVA deposits BBVA deposits 11.5% 11.5% 8% 8%

4Q25 & 2025 Highlights

4Q25 & 2025 Earnings Release

Macroeconomic indicators December 31, 2025
Inflation: **7.8%** QoQ, **31.5%** YoY.
Official FX A 3500: **AR$ 1,459.4** (+6.8% QoQ, +41.3% YoY)
TAMAR: **28.8% APR** – 33.0% APY

Net Income (AR$ billion, INFLATION ADJUSTED)
-43%
470.485
+45%
267.420
208.081
167.016
85.089
98.880
98.880
68.136
41.065
59.339
4Q24
1Q25
2Q25
3Q25
4Q25
Quarterly Net Income
Accumulated Net Income

ROA
2,5%
2,0%
1,5%
1,2%
1,1%
1,7%
2,0%
1,2%
0,7%
0,9%
4Q24
1Q25
2Q25
3Q25
4Q25
Quarterly ROA
Annualized ROA

ROE
12,5%
11,4%
9,6%
8,0%
7,3%
9,5%
11,4%
7,6%
4,7%
6,5%
4Q24
1Q25
2Q25
3Q25
4Q25
Quarterly ROE
Annualized ROE

4Q25 Highlights

41.065
127.470
-15.090
30.543
5.414
-70.884
-4.003
-482
-38.289
-16.405
59.339
3Q25 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
4Q25 Net Income

1 **Better NII** after stabilization of interest rates post mid-term elections and improvement in income from public securities

3 **Operating expenses under control,** within a disciplined management of efficiency

NET INTEREST INCOME
758.9 bn — **+20.2% QoQ** **+19.6% YoY**

NET FEE INCOME
132.7 bn — **-10.2% QoQ** **+62.8% YoY**

LOAN LOSS ALLOWANCES
297.3 bn — **+31.3% QoQ** **+168.6% YoY**

OPERATING EXPENSES
537.5 bn — **+0.8% QoQ** **-9.8% YoY**

EFFICIENCY RATIO* (%)
45.9% in 4Q25 — **-1.173 bps QoQ**

4Q25 & 2025 Highlights

BBVA

Macroeconomic indicators December 31, 2025
Inflation: **7.8%** QoQ, **31.5%** YoY.
Official FX A 3500: **AR$ 1,459.4** (+6.8% QoQ, +41.3% YoY)
TAMAR: **28.8% APR** – 33.0% APY

4Q25 & 2025 Earnings Release

2025 Highlights

470.485
-1.135.683
137.288
-119.892
61.341
-518.762
40.171
11.888
1.368.431
-47.847
267.420
2024 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2025 Net Income

NET INTEREST INCOME
2.72 tn **-29.4% YoY**

NET FEE INCOME
509.0 bn **+36.9% YoY**

LOAN LOSS ALLOWANCES
805.1 bn **+181.2% YoY**

OPERATING EXPENSES
2.14 tn **-1.9% YoY**

EFFICIENCY RATIO* (%)
53.9% in 4Q25 **-835 bps YoY**

431.648
474.604
549.517
511.819
600.985
13,71%
13,90%
15,08%
12,31%
13,85%
4Q24
1Q25
2Q25
3Q25
4Q25
NII net of Monetary Position Results
NIM net of Monetary Position Results

Fees-to-Expenses Ratio (Fees / Expenses)
(%, INFLATION ADJUSTED)

22,0%
26,3%
37,3%
37,3%
32,6%
34,9%
46,0%
38,4%
45,5%
40,1%
4Q24
1Q25
2Q25
3Q25
4Q25
Quarterly
Annualized

Cost of Risk
(%, INFLATION ADJUSTED)

4,88%
3,17%
4,40%
4,40%
5,44%
4,66%
6,63%
5,01%
8,11%
5,54%
4Q24
1Q25
2Q25
3Q25
4Q25
Annualized
Quarterly

Quarterly efficiency Ratio
(%, INFLATION ADJUSTED)

70,1%
62,2%
56,3%
56,3%
56,5%
56,4%
57,6%
56,8%
53,9%
45,9%
4Q24
1Q25
2Q25
3Q25
4Q25
Annualized
Quarterly

4Q25 & 2025 Highlights

BBVA

PRIVATE LOANS

(AR$ BILLION, INFLATION ADJUSTED)

*Real growth in a **context of deceleration***

+48%
+8%
10.045
13.786
14.829
57%
57%
58%
44%
43%
42%
4Q24
3Q25
4Q25
Commercial
Retail

PRIVATE DEPOSITS

(AR$ BILLION, INFLATION ADJUSTED)

*Sustained market share above **two digits***

+30%
+3%
12.898
16.230
16.728
8%
3%
32%
46%
12%
13%
43%
36%
8%
12%
41%
38%
9%
4Q24
3Q25
4Q25
Other*
Investment accounts
Time Deposits
Savings Accounts
Checking accounts

PRIVATE LOANS MARKET SHARE*

11,27%	11,27%	11,91%

PRIVATE DEPOSITS MARKET SHARE*

8,60%	10,08%	10,04%

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

54%	44%	44%

TOTAL GROSS LOANS / TOTAL DEPOSITS

78%	85%	88%

NPL & COVERAGE

(%, CONSOLIDATED, INFLATION ADJUSTED)

System NPL 5.29%* ***Dic 25***

7,02%
5,73%
2,00%
4,18%
3,28%
1,13%
0,10%
0,10%
0,36%
4Q24
3Q25
4Q25
Commercial NPL
Retail NPL
Total NPL

177,00%
99,98%
96,37%
4Q24
3Q25
4Q25
Coverage

Source: Informe sobre bancos, BCRA, December 2025.

PRIVATE LOAN AND DEPOSITS MARKET SHARE %

vs 2019
11,91%
+420 bps
10,04%
+290 bps
12,00%
10,00%
8,00%
6,00%
2019
2020
2021
2022
2023
2024
2025
BBVA loans
BBVA deposits

CAPITAL RATIO %

32,80%
26,10%
20,80%
19,50%
18,30%
11.5%
8%
2021
2022
2023
2024
2025
Minimum Requirement
Additional buffer
Capital Ratio

** RPC includes 100% of quarterly results*

Banco BBVA Argentina S.A. announces Fourth Quarter and Fiscal Year 2025 results

Buenos Aires, November 25, 2025 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the fourth quarter (4Q25), ended on December 31, 2025. As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2024 and 2025 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to December 31, 2025.

4Q25 & 2025 Highlights

●	BBVA Argentina's inflation-adjusted net income in 4Q25 was $59.3 billion, 44.5% higher than the one recorded in the third quarter of 2025 (3Q25), and 30.0% lower than the result reported in the fourth quarter of 2024 (4Q24). The twelve month accumulated net income for 2025 was $267.4 billion, 43.2% below the result reported for the same period of 2024.
●	In 4Q25, BBVA Argentina posted an inflation adjusted average return on equity (ROAE) of 6.5% versus 4.7% the prior quarter, and an inflation adjusted average return on assets (ROAA) of 0.9% versus 0.7% the prior quarter. The twelve-month accumulated ROE was 7.3% versus 12.5% in 2024, while accumulated ROA for 2025 was 1.1% versus 2.5% in 2024.
●	The 4Q25 total NIM was 17.5% versus 15.2% in 3Q25. NIM in local currency was 20.2% and NIM in USD was 4.8%.
●	In terms of activity, total consolidated financing to the private sector in 4Q25 totaled $14.8 trillion, increasing 7.6% in real terms compared to 3Q25, and 47.6% compared to 4Q24. In the quarter, the variation was driven by an overall growth in almost all lines, especially commercial loans. BBVA’s consolidated market share of private sector loans reached 11.91% as of 4Q25 (ex-FCA), increasing 64 bps quarter-over-quarter (QoQ), and increasing 64 bps year-over-year (YoY).
●	Total consolidated deposits in 4Q25 totaled $17.2 trillion, increasing 3.9% in real terms during the quarter, and 31.7% YoY. The Bank’s consolidated market share of private deposits reached 10.04% as of 4Q25, falling 4 bps QoQ and increasing 144 bps YoY, reaching the two-digit figure for the first time during 2025.
●	As of 4Q25, the non-performing loan ratio (NPL) reached 4.18%, with a 96.37% coverage ratio.
●	The quarterly efficiency ratio in 4Q25 was 45.9%, 1173 bps below 3Q25’s 57.6%. The accumulated efficiency ratio in 2025 was 53.9%, below the 62.2% reported in 2024.
●	As of 4Q25, BBVA Argentina reached a regulatory capital ratio of 18.3% (Tier 1: 18.3%), entailing a 121.9% excess over minimum regulatory requirement.
●	Total liquid assets represented 44.2% of the Bank’s total deposits as of 4Q25, remaining stable versus the 44.3% reported in 3Q25 and below the 54.1% reported in 4Q24.

4Q25 Earnings Release	p.2

Message from the CFO

After a third quarter that was marked by political instability, with its consequent monetary and exchange rate tensions, the results of the mid-term legislative elections reaffirmed support for the government's fiscal reform and order policy. This translated into a rapid normalization of financial variables, which returned to pre-event levels.

BBVA Research maintains a GDP growth forecast of 4.5% for 2025 and expects the growth scenario to continue, around 3% for 2026. Inflation has maintained a downward trend in 2025, ending the year at 31.5%, the lowest figure since 2017. For 2026, inflationary pressures are expected to continue subsiding, with an estimated level of 22%. Additionally, the Central Bank has announced the guidelines for a reserve purchase program, which it has started to implement since January and which would lay the groundwork for monetary variables to continue normalizing.

In this context, and a year that has ultimately been marked by the volatility of interest rates in the second half, and the progressive deterioration of credit quality in certain segments of the retail portfolio, BBVA Argentina continues to consolidate its growth strategy, reflecting its commitment to being a key player in the recovery of activity in Argentina.

BBVA Argentina's private sector loans increased by 7.6% in 4Q25 and 47.6% for the year, continuing the growth path of recent years which has led to a market share gain of 64 bps in 2025 to 11.9%, following a 142 bps increase in 2024. It is worth noting that on December 10, 2025, the closing of the transaction through which Banco BBVA Argentina S.A. acquired 50% of the share capital of FCA Compañía Financiera S.A. took place. With this milestone, the bank reinforces its commitment to financing the automotive market, with 62.2% of the market share for brand new car sales at the end of December 2025. Without considering this incorporation, private loans grew 4.8% QoQ and 43.8% YoY.

Deposits grew 3.9% in 4Q25, and 31.7% for the year, with a market share increase of 144 bps, reaching 10.04%. The performance of the retail, SMEs and corporate segments stands out, which, after years of stagnation, are beginning to show an incipient recovery.

In this line, on December 22, 2025, the bank secured a credit line of up to USD 150 million from the IFC (International Finance Corporation). With these funds, BBVA reaffirms its commitment to the productive sector, expanding its financing capacity for Small and Medium-sized Enterprises.

In 2025, BBVA Argentina demonstrated a strong commitment to sustainability, considering it a growth engine, by channeling $3,238,791 in sustainable financing, focused on climate change and social development. The Bank boosted sustainable business with specialists and offered more than 400 Advisory services, including the development of "Sustainevolve" with AI. An important milestone was the bidding for a Social Negotiable Obligation with River Plate to finance Casa River, a social impact project. Additionally, various training and awareness meetings on sustainability were organized for employees and customers.

In terms of profitability, the fourth quarter result was $59.3 billion. Although it continued to be affected by the retail non-performing loans, it shows a sequential growth versus the previous quarter, mainly driven by the recovery of net interest income.

Net income for the 2025 reached $267.4 billion, which translates into an accumulated ROE of 7.3%, higher than the Financial System's ROE of 4.4%. Despite the mentioned effects that affected the year's performance, a good evolution of net interest income stands out. Although it shows a real-term decrease explained by the abrupt drop in interest rates, this is more than offset by the lower negative impact of the inflation adjustment, given the reduction of inflation by more than 86 percentage points between 2024 and 2025.

Additionally, the fees and expense lines have been highlighted, in which we have activated efforts to reduce outlays and improve pricing, thereby achieving an improvement in efficiency, which stands at 45.9% for the quarter.

BBVA Argentina’s non-performing loan ratio on private loans reached 4.18% as of December 2025, a figure that remains below the system average of 5.29% for the same period. BBVA Argentina stands out for having consistently lower delinquency ratios than the sector average, which reflects the quality of its credit risk management and its prudent approach to portfolio origination. Regarding delinquency in the retail segment, although we understand it has multiple causes, we believe that as a result of the actions taken by the bank since the second quarter of 2025, it should peak during the next quarter and start to reverse the trend throughout the second quarter of 2026.

The Bank maintains a comfortable level of liquidity, which at the close of the quarter reaches 44.2% of its deposits.

4Q25 Earnings Release	p.3

The capital ratio stood at 18.3%, reflecting a recovery compared to the previous quarter, mainly due to the recovery in the prices of public sector securities. It continues at comfortable levels that allow us to sustain our growth strategy for the coming years.

In line with our commitment to generating value for our shareholders, the Bank continued the payment of dividends corresponding to the 2024 fiscal year in 10 installments, having paid 9 of the 10 installments required by the Central Bank's regulations up to the date of this report.

In summary, despite the challenges of the environment, Banco BBVA Argentina has demonstrated notable resilience and effective management during 2025. Credit growth, non-performing loan levels below the system average, and the solidity in liquidity and capital are a testament to the quality of our risk management and our prudent approach. We reiterate our firm commitment to continue boosting activity, maintaining operational efficiency, and generating sustained value for our shareholders.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

4Q25 Earnings Release	p.4

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión y Agente de Liquidación y Compensación Integral, Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) , Volkswagen Financial Services Compañía Financiera S.A (“VWFS”) and FCA Compañía Financiera S.A. ("FCA").

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA, VWFS and FCA, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

4Q25 Earnings Release	p.5

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Net Interest Income	758,937	631,467	634,701	20.2%	19.6%
Net Fee Income	132,761	147,851	81,525	(10.2%)	62.8%
Net income from measurement of financial instruments at fair value through P&L	8,212	24,388	50,510	(66.3%)	(83.7%)
Net income from write-down of assets at amortized cost and at fair value through OCI	52,594	(3,695)	98,600	n.m	(46.7%)
Foreign exchange and gold gains	55,848	65,418	10,674	(14.6%)	423.2%
Other operating income	82,303	76,889	47,073	7.0%	74.8%
Loan loss allowances	(297,336)	(226,452)	(110,698)	(31.3%)	(168.6%)
Net operating income	793,319	715,866	812,385	10.8%	(2.3%)
Personnel benefits	(136,245)	(158,773)	(190,683)	14.2%	28.5%
Adminsitrative expenses	(145,091)	(157,406)	(185,282)	7.8%	21.7%
Depreciation and amortization	(32,237)	(26,730)	(33,210)	(20.6%)	2.9%
Other operating expenses	(223,921)	(190,582)	(186,466)	(17.5%)	(20.1%)
Operarting expenses	(537,494)	(533,491)	(595,641)	(0.8%)	9.8%
Operating income	255,825	182,375	216,744	40.3%	18.0%
Income from associates	2,983	3,465	1,063	(13.9%)	180.6%
Income from net monetary position	(157,952)	(119,663)	(203,060)	(32.0%)	22.2%
Net income before income tax	100,856	66,177	14,747	52.4%	n.m
Income tax	(41,517)	(25,112)	70,342	(65.3%)	(159.0%)
Net income for the period	59,339	41,065	85,089	44.5%	(30.3%)
Owners of the parent	53,848	37,842	80,445	42.3%	(33.1%)
Non-controlling interests	5,491	3,223	4,644	70.4%	18.2%

Other comprehensive Income (OCI) (1)	229,180	(178,684)	(34,257)	228.3%	n.m
Total comprehensive income	288,519	(137,619)	50,832	309.7%	467.6%

(1) Net of Income Tax.

BBVA Argentina 4Q25 net income was $59.3 billion, increasing 44.5% QoQ and decreasing 30.3% YoY. This implied a quarterly ROAE of 6.5% and a quarterly ROAA of 0.9%.

The 44.5% increase in quarterly results was mainly explained by higher income, together with lower expenses. Increase in income was explained by (i) higher net interest income, (ii) an increase in net income from write-down of assets at amortized cost and at FV through OCI. Expenses improved both on the side of personnel benefits as on administrative expenses.

These effects were negatively offset by (i) higher loan loss allowances, (ii) higher operating expenses (mainly turnover tax) and (iii) lower fee income.

Net income from the net monetary position was 32.0% higher QoQ, in a context of increasing inflation (7.86% versus 5.97% in 3Q251).

It is important to mention that the incorporation of FCA Compañía Financiera was made at a patrimonial level on December 31, 2025, but not in the income statement.

1 Source: Instituto Nacional de Estadística y Censos (INDEC)

4Q25 Earnings Release	p.6

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Net income for the period	59,339	41,065	85,089	44.5%	(30.3%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	228,431	(178,182)	(34,252)	228.2%	n.m
Profit or losses from financial instruments at fair value through OCI	404,026	(277,821)	29,609	245.4%	n.m
Reclassification adjustment for the period	(52,594)	3,695	(14,512)	n.m	(262.4%)
Income tax	(123,001)	95,944	(49,349)	(228.2%)	(149.2%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	749	(502)	(5)	249.2%	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	749	(502)	(5)	249.2%	n.m
Total Other Comprehensive Income/(loss) for the period	229,180	(178,684)	(34,257)	228.3%	n.m
Total Comprehensive Income	288,519	(137,619)	50,832	309.7%	467.6%
Attributable to owners of the Parent	283,028	(140,842)	47,225	301.0%	499.3%
Attributable to non-controlling interests	5,491	3,223	3,607	70.4%	52.2%

Lastly, total OCI in 4Q25 reported a $229.2 billion gain, 228.3% higher than the loss recorded in 3Q25, reflecting the impact of changes in the valuation of the sovereign securities portfolio amid a high volatility context in the pervious quarter, which improved significantly after the mid-term elections.

4Q25 Earnings Release	p.7

12 Month Accumulated Results

INCOME STATEMENT - 12 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Interest income	5,296,398	6,177,814	(14.3%)
Interest expense	(2,573,689)	(2,319,422)	(11.0%)
Net interest income	2,722,709	3,858,392	(29.4%)
Fee income	873,504	730,438	19.6%
Fee expenses	(364,483)	(358,705)	(1.6%)
Net fee income	509,021	371,733	36.9%
Net income from financial instruments at fair value through P&L	125,392	194,252	(35.4%)
Net loss from write-down of assets at amortized cost and fair value through OCI	145,668	317,914	(54.2%)
Foreign exchange and gold gains	193,087	71,873	168.7%
Other operating income	249,179	187,838	32.7%
Loan loss allowances	(805,084)	(286,322)	(181.2%)
Net operating income	3,139,972	4,715,680	(33.4%)
Personnel benefits	(603,907)	(678,256)	11.0%
Administrative expenses	(648,579)	(742,297)	12.6%
Depreciation and amortization	(111,138)	(104,728)	(6.1%)
Other operating expenses	(773,006)	(651,520)	(18.6%)
Operating expenses	(2,136,630)	(2,176,801)	1.8%
Operating income	1,003,342	2,538,879	(60.5%)
Income from associates and joint ventures	11,955	67	n.m
Income from net monetary position	(585,815)	(1,954,246)	70.0%
Income before income tax	429,482	584,700	(26.5%)
Income tax	(162,062)	(114,215)	(41.9%)
Income for the period	267,420	470,485	(43.2%)
Owners of the parent	249,991	464,684	(46.2%)
Non-controlling interests	17,429	5,801	200.4%

Other comprehensive Income (OCI) (1)	(92,056)	(434,714)	78.8%
Total comprehensive income	175,364	35,771	390.2%
(1) Net of Income Tax.

In 2025, BBVA Argentina reported a net income of $267.4 billion, 43.2% lower than the one reported in 2024. This implied an accumulated ROE of 7.3% and an ROA of 1.1%, compared to an accumulated ROE of 12.5% and ROA of 2.5% for 2024.

This decrease in results is mainly explained by the deterioration in loan loss allowances in a context of a higher system delinquency ratio versus the previous year. Although a $1.13 trillion lower net interest income is observed, it is a product of lower inflation levels and therefore interest rates, and it is more than offset by lower outflows in the net monetary position result line by $1.37 trillion.

The 36.9% increase in fees stands out, resulting from proactive actions to improve this line, and in the line Foreign exchange and gold gains, the latter explained by the greater business generated after the partial lifting of capital controls on April 14, 2025.

Operating expenses remained under control, with a slight decrease of 1.8%.

4Q25 Earnings Release	p.8

OTHER COMPREHENSIVE INCOME - 12 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2025	2024	∆ %
Net income for the period	267,420	470,485	(43.2%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(95,566)	(434,904)	78.0%
Profit or losses from financial instruments at fair value through OCI	(1,356)	(502,129)	99.7%
Reclassification adjustment for the period	(145,668)	(161,289)	9.7%
Income tax	51,458	228,514	(77.5%)
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	3,510	190	n.m
Resultado por instrumentos de patrimonio a VR con cambios en ORI	3,510	190	n.m
Total Other Comprehensive Income/(loss) for the period	(92,056)	(434,714)	78.8%
Total Comprehensive Income	175,364	35,771	390.2%
Attributable to owners of the Parent	157,935	31,903	395.0%
Attributable to non-controlling interests	17,429	3,868	350.6%

Lastly, the total OCI line in 2025 totaled a loss of $92.1 million, impacted by the result from financial instruments at fair value with changes in OCI. Therefore, the total comprehensive income for 2025 was a gain of $175.4 billion.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	53,848	35,086	80,445	53.5%	(33.1%)
Total shares outstanding (1)	612,710,079	612,710,079	612,710,079	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	9,140.00	4,236.60	7,560.00	115.7%	20.9%
Closing price of ADS at NYSE (in USD)	18.10	8.30	19.10	117.2%	(5.2%)
Book value per share (in AR$)	5,784	4,868	4,278	18.8%	35.2%
Price-to-book ratio (BYMA price) (%)	1.58	0.87	1.77	81.6%	(10.6%)
Earnings per share (in AR$)	88	57	131	53.5%	(33.1%)
Earnings per ADS (1) in ARS	264	172	394	53.5%	(33.1%)
Market Cap (USD millions)	3,691	1,699	3,893	117.2%	(5.2%)

(1) Each ADS accounts for 3 ordinary shares
Book value, Equity and Results not adjusted by inflation

4Q25 Earnings Release	p.9

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Net Interest Income	758,937	631,467	634,701	20.2%	19.6%
Interest Income	1,568,330	1,414,941	1,134,807	10.8%	38.2%
From government securities	265,609	214,617	234,662	23.8%	13.2%
From private securities	1,295	1,499	905	(13.6%)	43.1%
Interest from loans and other financing	1,138,666	1,065,657	695,240	6.9%	63.8%
Financial Sector	29,198	23,098	6,526	26.4%	347.4%
Overdrafts	135,186	151,945	89,000	(11.0%)	51.9%
Discounted Instruments	289,518	236,827	187,152	22.2%	54.7%
Mortgage loans	11,795	9,986	5,497	18.1%	114.6%
Pledge loans	45,595	42,814	26,577	6.5%	71.6%
Consumer Loans	195,525	198,706	137,003	(1.6%)	42.7%
Credit Cards	228,873	193,519	132,763	18.3%	72.4%
Financial leases	4,710	4,305	4,000	9.4%	17.8%
Loans for the prefinancing and financing of exports	38,605	39,993	9,655	(3.5%)	299.8%
Other loans	159,661	164,464	97,067	(2.9%)	64.5%
Premiums on reverse REPO transactions	32	251	967	(87.3%)	(96.7%)
CER/UVA clause adjustment	142,956	117,099	200,033	22.1%	(28.5%)
Other interest income	19,772	15,818	3,000	25.0%	n.m
Interest expenses	809,393	783,474	500,106	3.3%	61.8%
Deposits	697,592	697,005	450,283	0.1%	54.9%
Checking accounts*	92,325	115,437	93,562	(20.0%)	(1.3%)
Savings accounts	1,841	1,534	3,004	20.0%	(38.7%)
Time deposits	603,147	574,090	332,210	5.1%	81.6%
Investment accounts	279	5,944	21,507	(95.3%)	(98.7%)
Other liabilities from financial transactions	42,482	44,575	1,165	(4.7%)	n.m
Interfinancial loans received	42,517	33,099	21,553	28.5%	97.3%
Premiums on REPO transactions	19,359	5,476	502	253.5%	n.m
Guaranteed securities loans	6,094	1,203	12,596	406.6%	(51.6%)
CER/UVA clause adjustment	1,349	2,116	14,007	(36.2%)	(90.4%)
Other interest expense	-	-	-	N/A	N/A
*Includes interest-bearing checking accounts

Net interest income in 4Q25 was $758.9 billion, increasing 20.2% QoQ and 19.6% YoY. In 4Q25, interest income increased more than interest expense, in monetary and percentage terms, due to the reversal of the third quarter's rate hike process and the faster repricing speed of liabilities compared to assets. It is worth noting that the net interest income in 4Q25 exceeds, in real terms, that of 2Q25, which was prior to the aforementioned abrupt rate hike

In 4Q25, interest income totaled $1.57 trillion, increasing 10.8% compared to 3Q25 and 38.2% compared to 4Q24. While income from loans increased by 6.9%, that from public securities increased by 23.8%.

Income from loans and other financing totaled $1.14 trillion, increasing 6.9% QoQ and 63.8% YoY. The 22.2% increase in the discounted instruments line, and the 18.3% increase in credit cards stand out.

On the other hand, interest income from overdrafts falls 11.0% given the nature of the product and its short duration, which allows it to quickly capture rate changes in a context where average rates decreased.

4Q25 Earnings Release	p.10

Income from public securities increased by 23.8% QoQ, and 13.2% YoY. 86% of the results correspond to public securities at fair value with changes in OCI, and 14% correspond to amortized cost securities (mainly bonds used for minimum cash integration).

Income from CER/UVA adjustments increased 22.1% QoQ and decreased 28.5% YoY. This is explained by (i) higher income from UVA-adjusted loans and (ii) higher income from CPI-linked public securities. It should be noted that the inflation for the quarter was higher than the previous one, and the CER index accrued by products with this adjustment was lower, given the lag with which it is applied. 61% of the interest income from CER/UVA adjustments is explained by the interest generated by securities tied to this index, while 39% is explained by loans.

Interest expenses totaled $809.4 billion, reflecting an increase of 3.3% QoQ, and 61.8% YoY. The increase in the quarter is a result of higher time deposit expenses, followed by higher passive reverse REPO expenses. Interest on time deposits (including investment accounts, excluding interest on CER/UVA adjustments on time deposits) accounts for 75% of total interest expenses, an increase compared to 74% in the previous quarter. Interest on time deposits increased 5.1% QoQ, and 81.6% YoY.

NIM2

As of 4Q25, the total Net Interest Margin (NIM) was 17.5%, higher than the 15.2% in 3Q25 and below the 20.2% in 4Q24. While the NIM in pesos in 4Q25 increased by 277 bps to 20.2%, the NIM in dollars fell by 91 bps to 4.8%. In the quarter, the increase in NIM is mainly explained by a better yield on public securities and loans in pesos, while the drop in USD NIM is explained by a higher volume and rate of interest-bearing liabilities.

In the annual comparison, 2025 versus 2024, although the total nominal NIM presents a considerable drop, it should be understood that this is a consequence of the rapid decrease in inflation and therefore the level of rates, and is more than offset by the lower cost of the inflation adjustment (Net monetary position result). In this way, the annual NIM in real terms has a much lower drop (see the first section of the document that graphs this situation).

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q25			3Q25			4Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	17,110,730	1,564,624	36.3%	16,497,067	1,414,941	34.0%	12,492,194	1,134,807	36.0%
Debt securities	3,462,788	350,702	40.2%	3,167,592	293,760	36.8%	3,768,914	401,285	42.2%
Loans to customers/financial institutions	13,429,186	1,213,863	35.9%	13,244,366	1,121,155	33.6%	8,637,101	733,505	33.7%
Loans to the BCRA	609	46	30.0%	601	6	4.0%	823	4	1.9%
Other assets	218,147	13	0.0%	84,508	20	0.1%	85,356	13	0.1%
Total non interest-earning assets	6,765,255	3,706	0.2%	6,161,099	-	0.0%	6,515,623	-	0.0%
Total Assets	23,875,985	1,568,330	26.1%	22,658,166	1,414,941	24.8%	19,007,817	1,134,807	23.7%
Total interest-bearing liabilities	15,410,921	809,393	20.8%	14,342,138	783,474	21.7%	10,678,730	500,106	18.6%
Savings accounts	5,458,471	2,870	0.2%	5,262,593	2,304	0.2%	4,961,523	3,004	0.2%
Time deposits and investment accounts	6,740,422	604,775	35.6%	6,286,038	582,148	36.7%	4,012,847	367,724	36.4%
Debt securities issued	467,139	13,349	11.3%	475,298	16,764	14.0%	69,071	6,147	35.3%
Other liabilities	2,744,889	188,399	27.2%	2,318,209	182,258	31.2%	1,635,289	123,231	29.9%
Total non-interest-bearing liabilities	8,465,064	-	0.0%	8,316,028	-	0.0%	8,329,087	-	0.0%
Total liabilities and equity	23,875,985	809,393	13.4%	22,658,166	783,474	13.7%	19,007,817	500,106	10.4%

NIM - Total			17.5%			15.2%			20.2%
Spread - Total			15.4%			12.4%			17.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

2 The calculation does not include FCA. Prior period figures may vary due to calculation corrections.

4Q25 Earnings Release	p.11

ASSETS & LIABILITIES PERFORMANCE - ARS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q25			3Q25			4Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	14,115,229	1,510,829	42.5%	13,323,373	1,358,822	40.5%	11,026,953	1,117,628	40.2%
Debt securities	3,428,957	350,161	40.5%	3,078,263	293,113	37.8%	3,665,447	400,661	43.4%
Loans to customers/financial institutions	10,503,529	1,160,622	43.8%	10,203,323	1,065,703	41.4%	7,275,369	716,963	39.1%
Loans to the BCRA	602	46	30.3%	599	6	4.0%	820	4	1.9%
Other assets	182,141	-	0.0%	41,188	-	0.0%	85,317	-	0.0%
Total non interest-earning assets	2,936,002	-	0.0%	3,307,900	-	0.0%	3,021,034	-	0.0%
Total Assets	17,051,231	1,510,829	35.2%	16,631,273	1,358,822	32.4%	14,047,987	1,117,628	31.6%
Total interest-bearing liabilities	9,673,904	791,972	32.5%	9,429,615	773,176	32.5%	6,658,507	498,079	29.7%
Savings accounts	1,317,489	1,768	0.5%	1,332,782	1,468	0.4%	1,305,577	2,953	0.9%
Time deposits and investment accounts	5,653,703	597,134	41.9%	5,622,872	577,972	40.8%	3,712,215	367,006	39.2%
Debt securities issued	265,652	13,349	19.9%	313,548	16,764	21.2%	69,071	6,147	35.3%
Other liabilities	2,437,060	179,721	29.3%	2,160,413	176,972	32.5%	1,571,644	121,973	30.8%
Total non-interest-bearing liabilities	7,386,550	-	0.0%	7,315,868	-	0.0%	7,361,870	-	0.0%
Total liabilities and equity	17,060,454	791,972	18.4%	16,745,483	773,176	18.3%	14,020,377	498,079	14.1%

NIM - Total			20.2%			17.4%			22.3%
Spread - Total			10.0%			7.9%			10.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

ASSETS & LIABILITIES PERFORMANCE - USD	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	4Q25			3Q25			4Q24
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	2,995,501	53,795	7.1%	3,173,694	56,119	7.0%	1,465,241	17,179	4.7%
Debt securities	33,831	541	6.3%	89,329	647	2.9%	103,467	624	2.4%
Loans to customers/financial institutions	2,925,657	53,241	7.2%	3,041,043	55,452	7.2%	1,361,732	16,542	4.8%
Loans to the BCRA	7	-	0.0%	2	-	0.0%	3	-	0.0%
Other assets	36,006	13	0.1%	43,320	20	0.2%	39	13	132.2%
Total non interest-earning assets	3,829,253	3,706	0.0%	2,853,199	-	0.0%	3,494,589	-	0.0%
Total Assets	6,824,754	57,501	3.3%	6,026,893	56,119	3.7%	4,959,830	17,179	1.4%
Total interest-bearing liabilities	5,737,017	17,421	1.2%	4,912,523	10,298	0.8%	4,020,223	2,027	0.2%
Savings accounts	4,140,982	1,102	0.1%	3,929,811	836	0.1%	3,655,946	51	0.0%
Time deposits and investment accounts	1,086,719	7,641	2.8%	663,166	4,176	2.5%	300,632	718	0.9%
Debt securities issued	201,487	-	0.0%	161,750	-	0.0%	-	-	#DIV/0!
Other liabilities	307,829	8,678	11.2%	157,796	5,286	13.3%	63,645	1,258	7.8%
Total non-interest-bearing liabilities	1,078,514	-	0.0%	1,000,160	-	0.0%	967,217	-	0.0%
Total liabilities and equity	6,815,531	17,421	1.0%	5,912,683	10,298	0.7%	4,987,440	2,027	0.2%

NIM - Total			4.8%			5.7%			4.1%
Spread - Total			5.9%			6.2%			4.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

4Q25 Earnings Release	p.12

RENDIMIENTO DE ACTIVOS Y COSTOS PASIVOS - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2025			2024
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	15,519,145	5,292,692	34.1%	10,730,051	6,177,800	57.4%
Debt securities	3,207,035	1,192,688	37.2%	4,465,852	3,255,764	72.7%
Loans to customers/financial institutions	12,178,084	4,099,899	33.7%	6,221,151	2,921,946	46.8%
Loans to the BCRA	603	54	9.0%	446	30	6.8%
Other assets	133,423	51	0.0%	42,602	59	0.1%
Total non interest-earning assets	6,183,112	3,706	0.1%	5,194,033	14	0.0%
Total Assets	21,702,257	5,296,398	24.4%	15,924,085	6,177,814	38.7%
Total interest-bearing liabilities	13,292,351	2,573,689	19.4%	8,055,287	2,319,422	28.7%
Savings accounts	5,099,831	10,215	0.2%	3,444,816	24,119	0.7%
Time deposits and investment accounts	5,737,204	1,922,732	33.5%	3,032,479	1,568,979	51.6%
Debt securities issued	372,963	60,125	16.1%	31,181	16,937	54.2%
Other liabilities	2,082,353	580,617	27.9%	1,546,811	709,387	45.7%
Total non-interest-bearing liabilities	8,409,906	-	0.0%	7,868,797	-	0.0%
Total liabilities and equity	21,702,257	2,573,689	11.9%	15,924,085	2,319,422	14.5%

NIM - Total			17.5%			35.9%
Spread - Total			14.7%			28.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
Non.interest earning assets include all assets that do not have an impact in the interest margin.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Net Fee Income	132,761	147,851	81,525	(10.2%)	62.8%
Fee Income	228,751	224,146	181,348	2.1%	26.1%
Linked to liabilities	53,086	61,716	59,476	(14.0%)	(10.7%)
From credit cards (1)	132,358	118,781	78,646	11.4%	68.3%
Linked to loans	21,884	20,855	21,070	4.9%	3.9%
From insurance	7,709	8,101	6,526	(4.8%)	18.1%
From foreign trade and foreign currency transactions	9,273	8,780	8,134	5.6%	14.0%
Linked to loan commitments	49	635	347	(92.3%)	(85.9%)
From guarantees granted	120	116	88	3.4%	36.4%
Linked to securities	4,272	5,162	7,061	(17.2%)	(39.5%)
Fee expenses	95,990	76,295	99,823	25.8%	(3.8%)

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income in 4Q25 totaled $132.8 billion, decreasing 10.2% QoQ and increasing 62.8% YoY. The quarterly decrease is explained by a smaller increase in income than in expenses, both in monetary and percentage terms.

In 4Q25, fee income of $228.8 billion increased 2.1% compared to 3Q25 and 26.1% versus 4Q24. The improvement in income is mainly explained by improvements in the credit card line, where price strategy alignments continue to be captured, in addition to a year-end seasonality factor.

On the side of fee expenses, they totaled $96.0 billion, showing an increase of 25.8% QoQ and a decrease of 3.8% YoY. In the quarter, this is mainly explained by higher expenses for credit and debit cards, primarily due to the seasonality of the quarter with higher processing and promotion expenses.

4Q25 Earnings Release	p.13

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Net Income from financial instruments at FV through P&L	8,212	24,388	50,510	(66.3%)	(83.7%)
Income from government securities	3,808	34,663	44,509	(89.0%)	(91.4%)
Income from private securities	8,191	5,486	5,685	49.3%	44.1%
Interest rate swaps	1,740	(2,850)	511	161.1%	240.5%
Income from foreign currency forward transactions	(5,775)	(12,878)	(298)	55.2%	n.m
Income from put option long position	-	-	-	N/A	N/A
Income from corporate bonds	25	(33)	103	175.8%	(75.7%)
Other	223	-	-	N/A	N/A

In 4Q25, the net result from the measurement of financial instruments valued at fair value through P&L was $8.2 billion, decreasing 66.3% in the quarter, and 83.7% compared to 4Q24.

The quarterly result is mainly explained by a drop in the results from public securities line, primarily due to a reduction in the average volume of the bond portfolio valued at Fair Value through P&L.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	55,848	65,418	10,674	(14.6%)	423.2%
From foreign exchange position	(8,738)	3,831	(12,784)	(328.1%)	31.6%
Income from purchase-sale of foreign currency	64,586	61,587	23,458	4.9%	175.3%
Net income from financial instruments at FV through P&L (2)	(5,775)	(12,878)	(298)	55.2%	n.m
Income from foreign currency forward transactions	(5,775)	(12,878)	(298)	55.2%	n.m
Total differences in quoted prices of gold & foreign currency (1) + (2)	50,073	52,540	10,376	(4.7%)	382.6%

The total result of foreign currency exchange and gold gains generated a gain of $50.1 billion in 4Q25, decreasing 4.7% in the quarter.

The quarterly decrease in foreign currency exchange and gold gains is mainly explained by a lower result from the conversion to pesos of assets and liabilities in foreign currency, offset by an increase in the result from trading of foreign currency, with a devaluation during the quarter that was lower than the inflation for the period.

4Q25 Earnings Release	p.14

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Operating Income	82,303	76,889	47,073	7.0%	74.8%
Rental of safe deposit boxes (1)	9,980	9,750	8,393	2.4%	18.9%
Adjustments and interest on miscellaneous receivables (1)	14,180	11,916	10,997	19.0%	28.9%
Punitive interest (1)	9,352	7,149	2,859	30.8%	227.1%
Loans recovered	18,110	7,484	3,753	142.0%	382.5%
Results from the sale of non-current assets held for sale	-	-	(269)	N/A	100.0%
Fee income from credit and debit cards (1)	7,949	7,888	5,872	0.8%	35.4%
Fee expenses recovery	2,058	1,796	1,751	14.6%	17.5%
Rents	2,453	2,411	1,966	1.7%	24.8%
Sindicated transaction fees	739	1,937	516	(61.8%)	43.2%
Disaffected provisions	20	(130)	993	115.4%	(98.0%)
Recovery of impairment loss	9,753	-	6,020	N/A	62.0%
Other Operating Income(2)	7,709	26,688	4,222	(71.1%)	82.6%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 4Q25, the other operating income line totaled $82.3 billion, increasing 7.0% QoQ, and 74.8% YoY. It is important to note the 142.0% increase in recovered loans, in line with efforts for improved delinquency management.

4Q25 Earnings Release	p.15

Operating Expenses

Personnel Benefits & Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	281,336	316,179	375,965	(11.0%)	(25.2%)
Personnel Benefits (1)	136,245	158,773	190,683	(14.2%)	(28.5%)
Administrative expenses (1)	145,091	157,406	185,282	(7.8%)	(21.7%)
Travel expenses	2,075	1,649	1,501	25.8%	38.2%
Outsourced administrative expenses	20,605	25,155	29,314	(18.1%)	(29.7%)
Security services	5,755	7,484	6,455	(23.1%)	(10.8%)
Fees to Bank Directors and Supervisory Committee	347	214	319	62.1%	8.8%
Other fees	7,642	7,259	6,727	5.3%	13.6%
Insurance	1,328	1,363	1,279	(2.6%)	3.8%
Rent	17,384	18,723	21,728	(7.2%)	(20.0%)
Stationery and supplies	517	113	95	357.5%	444.2%
Electricity and communications	7,431	7,232	6,496	2.8%	14.4%
Advertising	10,063	10,862	9,318	(7.4%)	8.0%
Taxes	19,786	23,173	36,588	(14.6%)	(45.9%)
Maintenance costs	15,981	16,653	17,804	(4.0%)	(10.2%)
Armored transportation services	12,464	12,821	17,599	(2.8%)	(29.2%)
Software	8,339	2,017	9,804	313.4%	(14.9%)
Document distribution	5,826	9,213	7,599	(36.8%)	(23.3%)
Commercial reports	931	4,971	4,428	(81.3%)	(79.0%)
Other administrative expenses	8,617	8,504	8,228	1.3%	4.7%
Headcount*
BBVA (Bank)	6,527	6,407	6,188	120	339
Subsidiaries (2)	104	102	90	2	14
Total employees*	6,689	6,631	6,289	58	400
In branches**	2,260	2,250	2,236	10	24
At Main office	4,429	4,381	4,053	48	376

Total branches***	234	234	235	-	(1)
Own	120	120	118	-	2
Rented	114	114	114	-	-
				-
Efficiency Ratio
Efficiency ratio	45.9%	57.6%	70.1%	(1,173)pbs	(2,417)pbs
Accumulated Efficiency Ratio	53.9%	56.8%	62.2%	(294)pbs	(835)pbs

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

As of 4Q25, expenses for personnel benefits and administrative expenses totaled $281.3 billion, showing a decrease of 11.0% compared to 3Q25, and 25.2% compared to 4Q24 in real terms, thanks to the bank's strategy in terms of efficiency.

The quarterly efficiency ratio for 4Q25 was 45.9%, lower than the 57.6% in 3Q25 and the 70.1% registered in 4Q24.

The accumulated efficiency ratio for 4Q25 was 53.9%, lower than the 56.8% in 3Q25 and inferior to the 62.2% registered in 4Q24. The improvement in the accumulated ratio compared to the same period of the previous year is mainly due to a drop in expenses, and an increase in revenues, particularly due to better fee income, and a lower results from monetary position.

4Q25 Earnings Release	p.16

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Other Operating Expenses	223,921	190,582	186,466	17.5%	20.1%
Turnover tax (1)	151,495	140,466	84,911	7.9%	78.4%
Initial loss of loans below market rate (1)	33,542	24,533	16,614	36.7%	101.9%
Contribution to the Deposit Guarantee Fund (SEDESA) (1)	6,672	6,158	4,428	8.3%	50.7%
Interest on liabilities from financial lease	1,370	1,257	1,270	9.0%	7.9%
Other allowances	1,368	(8,742)	15,875	115.6%	(91.4%)
Loss for sale or devaluation of investment properties and other non-financial assets	1,022	-	49,446	N/A	(97.9%)
Adjustments for currency homogeneity on dividends	1,156	1,575	-	(26.6%)	N/A
Claims	1,726	4,515	1,425	(61.8%)	21.1%
Other operating expenses (2)	25,570	20,820	12,497	22.8%	104.6%

(1) Concept included for the calculation of the efficiency ratio
(2) Considers some concepts included for the acalculation of the efficiency ratio

In 4Q25, other operating expenses totaled $223.9 billion, increasing 17.5% QoQ, and 20.1% YoY.

The quarter highlighted an increase in (i) Turnover tax, followed by (ii) Other allowances, and (iii) Result from the initial loss of loans below market rate. In the case of turnover tax, the increase is explained by higher credit activity, while in the result from the initial loss of loans, it is related to seasonality with higher promotions. Regarding other allowances, in 4Q25 there were lower write-offs for contingent lines, with lower volume, which generated a recovery of provisions. This contrasts with 3Q25 where contingent lines also fell but to a lesser extent than the previous quarter.

Income from Associates

In 4Q25, the results from associates item, which represents the earnings from non-consolidated companies, recorded a gain of $3.0 billion, and in the accumulated result for 2025, a gain of $12.0 billion. This was mainly due to the Bank's equity stakes in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A., Play Digital S.A., and Openpay Argentina S.A. The results include the $1.0 billion generated by the purchase of FCA.

Income Tax

The accumulated income tax for 2025 showed a loss of $162.1 billion. The accumulated income tax for 2024 registered a loss of $114.2 billion.

The accumulated effective tax rate for 2025 was 38%3, while in 2024 it was 20% .

3 Income tax, in accordance with IAS No. 34, is recognized in interim periods based on the best estimate of the weighted average tax rate that the Entity expects for the year.

4Q25 Earnings Release	p.17

Balance Sheet and Activity

Loans and other financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
To the public sector	3,153	4,010	1,269	(21.4%)	148.5%
To the financial sector	232,958	224,450	79,238	3.8%	194.0%
Non-financial private sector and residents abroad	14,829,252	13,786,480	10,045,291	7.6%	47.6%
Non-financial private sector and residents abroad - AR$	11,449,501	10,464,899	8,338,269	9.4%	37.3%
Overdrafts	1,187,140	1,184,740	845,838	0.2%	40.4%
Discounted instruments	2,691,085	2,404,204	2,340,262	11.9%	15.0%
Mortgage loans	620,064	573,731	308,010	8.1%	101.3%
Pledge loans	745,012	551,077	234,614	35.2%	217.5%
Consumer loans	1,435,813	1,468,448	1,070,865	(2.2%)	34.1%
Credit cards	3,150,117	3,019,435	2,619,119	4.3%	20.3%
Receivables from financial leases	35,794	35,822	31,943	(0.1%)	12.1%
Loans to personnel	132,386	120,091	58,097	10.2%	127.9%
Other loans	1,452,090	1,107,351	829,521	31.1%	75.1%
Non-financial private sector and residents abroad - Foreign Currency	3,379,751	3,321,581	1,707,022	1.8%	98.0%
Overdrafts	22	18	24	22.2%	(8.3%)
Discounted instruments	340,623	228,224	66,270	49.2%	414.0%
Credit cards	174,535	177,259	81,154	(1.5%)	115.1%
Receivables from financial leases	4,114	3,982	1,828	3.3%	125.1%
Loans for the prefinancing and financing of exports	2,320,420	2,177,542	1,320,510	6.6%	75.7%
Other loans	540,037	734,556	237,236	(26.5%)	127.6%

% of total loans to Private sector in AR$	77.2%	75.9%	83.0%	130 pbs	(580)pbs
% of total loans to Private sector in Foreign Currency	22.8%	24.1%	17.0%	(130)pbs	580 pbs

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	98.8%	98.7%	93.2%	7 pbs	560 pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	22.0%	13.8%	5.9%	827 pbs	1,613 pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.0%	(0)pbs	(0)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	4.6%	3.8%	0.9%	81 pbs	372 pbs

Total loans and other financing	15,065,363	14,014,940	10,125,798	7.5%	48.8%
Allowances	(617,151)	(467,082)	(208,954)	(32.1%)	(195.4%)
Total net loans and other financing	14,448,212	13,547,858	9,916,844	6.6%	45.7%

(1) Excludes effect of accrued interests adjustments.

Total loans / Total Deposits	87.6%	84.6%	77.5%	295 pbs	1,004 pbs
Private Loans/Private Deposits ARS	109.4%	98.6%	100.6%	1,085 pbs	885 pbs
Private Loans/Private Deposits USD	53.9%	59.1%	37.0%	(521)pbs	1,689 pbs

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
FX rate*	1,459.41	1,366.56	1,032.50	6.8%	41.3%
Non-financial private sector and residents abroad - Foreign Currency (USD)	2,316	2,254	1,257	2.7%	84.2%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

4Q25 Earnings Release	p.18

As of 4Q25, the private loan portfolio totaled $14.8 trillion, increasing 7.6% QoQ, and 47.6% YoY. It is important to mention that the completion of the FCA purchase affects the final loan balance as of 4Q25 by $385.8 trillion. Taking this into account, the quarterly variation in private loans would have been 4.8% and 43.8% for the year, without the effect of FCA4.

The growth of private loans was mainly due to the growth of the loanbook in pesos, with a bias towards the commercial segment. In total currency, the products with the highest growth were (i) discounted instruments, and (ii) pledge loans.

On the peso portfolio, the main lines were (i) discounted instruments, (ii) pledge loans, and (iii) credit cards. In the case of pledge loans, these are affected by the incorporation of the FCA portfolio following the acquisition of 50% of the company. In the particular case of consumer loans, the origination policies taken in a context of greater prudence regarding cost of risk and delinquency were reflected in a 2.2% drop in this line.

Loans to the private sector denominated in foreign currency increased 1.8% in the quarter and 98.0% compared to 4Q24. The increase in the quarter is mainly due to a rise in commercial loans, particularly pre-financing and financing of exports. Loans to the private sector denominated in foreign currency measured in U.S. dollars increased 2.7% in the quarter and 84.2% YoY, while the depreciation of the Argentine peso against the U.S. dollar in those periods of the previous year was 6.4% and 29.3%, respectively.

In 4Q25, total loans and other financing amounted to $15.1 trillion, an increase of 7.5% QoQ, and 48.8% YoY.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	6,257,927	5,910,041	4,371,859	5.9%	43.1%
Mortgage loans	620,064	573,731	308,010	8.1%	101.3%
Pledge loans	745,012	551,077	234,614	35.2%	217.5%
Consumer loans	1,435,813	1,468,448	1,070,865	(2.2%)	34.1%
Credit cards	3,324,652	3,196,694	2,700,273	4.0%	23.1%
Loans to personnel	132,386	120,091	58,097	10.2%	127.9%
Non-financial private sector and residents abroad - Commercial	8,571,325	7,876,439	5,673,432	8.8%	51.1%
Overdrafts	1,187,162	1,184,758	845,862	0.2%	40.3%
Discounted instruments	3,031,708	2,632,428	2,406,532	15.2%	26.0%
Receivables from financial leases	39,908	39,804	33,771	0.3%	18.2%
Loans for the prefinancing and financing of exports	2,320,420	2,177,542	1,320,510	6.6%	75.7%
Other loans	1,992,127	1,841,907	1,066,757	8.2%	86.7%

% of total loans to Retail sector	42.2%	42.9%	43.5%	(67)pbs	(132)pbs
% of total loans to Commercial sector	57.8%	57.1%	56.5%	67 pbs	132 pbs

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Non-financial private sector and residents abroad - Retail	6,257,927	5,479,538	3,323,394	14.2%	88.3%
Non-financial private sector and residents abroad - Commercial	8,571,325	7,302,699	4,312,821	17.4%	98.7%
Total loans and other financing (1)	15,065,363	12,994,056	7,697,415	15.9%	95.7%
(1) Does not include allowances

In nominal terms, BBVA Argentina managed to increase the retail, commercial, and total loan portfolios by 14.2%, 17.4%, and 15.9% respectively during the quarter, surpassing the inflation level in all cases.

The ratio of total loans to assets is 57%, versus 57% in 3Q25 and 51% in 4Q24.

4 The transaction through which Banco BBVA Argentina S.A. acquired 50% of the share capital of FCA Compañía Financiera S.A. ("FCA") was closed on December 10, 2025. This acquisition is consolidated at the balance sheet level on the last day of December 2025, affecting loan balances.

4Q25 Earnings Release	p.19

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Private sector loans - Bank	10.81%	10.22%	10.46%	59 pbs	35 pbs
Private sector loans - Consolidated*	11.91%	11.27%	11.27%	64 pbs	64 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m	n.m.
Non-financial public sector	0.02%	0.03%	0.01%	(1)pbs	n.m.
Financial Sector	1.55%	1.60%	0.78%	(6)pbs	76 pbs
Agricultural and Livestock	6.97%	6.38%	5.48%	59 pbs	149 pbs
Mining products	4.21%	4.78%	2.13%	(56)pbs	209 pbs
Other manufacturing	12.41%	12.74%	14.60%	(33)pbs	(219)pbs
Electricity, oil,water and sanitary services	2.95%	2.78%	1.77%	16 pbs	117 pbs
Wholesale and retail trade	10.38%	8.30%	8.04%	208 pbs	234 pbs
Transport	1.97%	1.68%	1.45%	29 pbs	52 pbs
Services	1.89%	2.30%	1.36%	(40)pbs	53 pbs
Others	19.35%	11.73%	17.27%	762 pbs	209 pbs
Construction	0.59%	0.58%	0.57%	1 pbs	2 pbs
Consumer	37.70%	47.09%	46.53%	(939)pbs	(883)pbs
Total gross loans and other financing	100%	100%	100%

4Q25 Earnings Release	p.20

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Commercial non-performing portfolio (1)	23,495	6,364	4,876	269.2%	381.8%
Total commercial portfolio	6,515,715	6,221,468	4,827,033	4.7%	35.0%
Commercial non-performing portfolio / Total commercial portfolio	0.36%	0.10%	0.10%	26 pbs	26 pbs
Retail non-performing portfolio (1)	616,934	460,825	113,180	33.9%	445.1%
Total retail portfolio	8,787,493	8,042,282	5,654,558	9.3%	55.4%
Retail non-performing portfolio / Total retail portfolio	7.02%	5.73%	2.00%	129 pbs	502 pbs
Total non-performing portfolio (1)	640,429	467,189	118,056	37.1%	442.5%
Total portfolio	15,303,208	14,263,750	10,481,591	7.3%	46.0%
Total non-performing portfolio / Total portfolio	4.18%	3.28%	1.13%	91 pbs	306 pbs
Allowances	617,151	467,082	208,954	32.1%	195.4%
Allowances /Total non-performing portfolio	96.37%	99.98%	177.00%	(361)pbs	(8,063)pbs
Quarterly change in Write-offs	96,688	67,760	30,347	42.7%	218.6%
Write offs / Total portfolio	0.63%	0.48%	0.29%	16 pbs	34 pbs
Cost of Risk (CoR)	8.11%	6.63%	4.88%	149 pbs	323 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Commercial non-performing portfolio (1)	23,495	6,364	4,876	269.2%	381.8%
Total commercial portfolio	6,515,715	6,221,468	4,827,033	4.7%	35.0%
Commercial non-performing portfolio / Total commercial portfolio	0.36%	0.10%	0.10%	26 pbs	26 pbs
Retail non-performing portfolio (1)	616,934	460,825	113,180	33.9%	445.1%
Total retail portfolio	8,787,493	8,042,282	5,654,558	9.3%	55.4%
Retail non-performing portfolio / Total retail portfolio	7.02%	5.73%	2.00%	129 pbs	502 pbs
Total non-performing portfolio (1)	640,429	467,189	118,056	37.1%	442.5%
Total portfolio	15,303,208	14,263,750	10,481,591	7.3%	46.0%
Total non-performing portfolio / Total portfolio	4.18%	3.28%	1.13%	91 pbs	306 pbs
Allowances	617,151	467,082	208,954	32.1%	195.4%
Allowances /Total non-performing portfolio	96.37%	99.98%	177.00%	(361)pbs	(8,063)pbs
Quarterly change in Write-offs	96,688	67,760	30,347	42.7%	218.6%
Write offs / Total portfolio	0.63%	0.48%	0.29%	16 pbs	34 pbs
Cost of Risk (CoR)	8.11%	6.63%	4.88%	149 pbs	323 pbs

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 4Q25, the portfolio quality ratio (non-performing loans/total loans) increased from 3.28% to 4.18%, due to the increase in retail non-performing loans in credit cards and consumer loans, in line with the systemic context. Commercial delinquency maintained a good performance, with a slight increase of 24 bps mainly due to the business segment.

Additionally, the coverage ratio (provisions / non-performing loans) reached 96.37% in 4Q25. Despite the increase in non-performing loans, the bank continues to show an adequate level of provisions to face insolvencies.

The cost of risk (loan loss provisions / average total loans) reached 8.11% in 4Q25 compared to 6.63% in 3Q25. The increase in NPLs generates greater provisioning needs, which leads to higher loan loss provisions, and therefore an increase in the cost of risk. In year-to-date terms, the cost of risk was 5.54% in 2025, versus 3.17% the previous year.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2024	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 12/31/2025
Other financial assets	2,376	(483)	-	1,455	(626)	2722
Loans and other financing	208,955	10,185	45,159	452,313	(99,462)	617150
Other debt securities	206	(37)	-	-	(37)	132
Eventual commitments	29,966	(2,134)	1,471	437	(7,896)	21844
Total allowances	241,503	7,531	46,630	454,205	(108,021)	641,848

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 4Q25 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

4Q25 Earnings Release	p.21

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Treasury and National Government	345,763	360,892	120,758	(4.2%)	186.3%
National Treasury Public Debt in AR$	218,544	111,342	94,000	96.3%	132.5%
National Treasury Public Debt CPI-linked	109,126	821	26,671	n.m	309.2%
National Treasury Public Debt in USD	3,536	62	87	n.m	n.m
National Treasury Public Debt in ARS, USD-linked	14,557	248,667	-	(94.1%)	N/A
Public securities at FV through P&L	345,763	360,892	120,758	(4.2%)	186.3%

Treasury and National Government	583,978	914,572	210,352	(36.1%)	177.6%
National Treasury Public Debt in AR$	577,090	896,315	13,645	(35.6%)	n.m
National Treasury Public Debt CPI-linked	6,888	18,257	196,707	(62.3%)	(96.5%)
Public securities at Amortized Cost	583,978	914,572	210,352	(36.1%)	177.6%

Treasury and National Government	3,005,824	2,645,062	3,140,103	13.6%	(4.3%)
National Treasury Public Debt in AR$	1,896,250	1,194,726	1,527,459	58.7%	24.1%
National Treasury Public Debt CPI-linked	1,104,680	1,338,468	1,612,644	(17.5%)	(31.5%)
National Treasury Public Debt in USD	4,894	111,868	-	(95.6%)	N/A
BCRA	35,273	41,112	48,803	(14.2%)	(27.7%)
BOPREAL	35,273	41,112	48,803	(14.2%)	(27.7%)
Public securities at FV through OCI	3,041,097	2,686,174	3,188,906	13.2%	(4.6%)

Total Public securities	3,970,838	3,961,638	3,520,016	0.2%	12.8%

Loans to the non-financial public sector	3,153	4,010	1,269	(21.4%)	148.5%
Loans to the Central Bank	-	-	-	N/A	N/A
Total loans to the public sector	3,153	4,010	1,269	(21.4%)	148.5%

Total public sector exposure	3,973,991	3,965,648	3,521,285	0.2%	12.9%
Public sector exposure (Excl. BCRA)	3,938,718	3,924,536	3,472,482	0.4%	13.4%

% Public sector exposure (Excl. BCRA) / Assets	15.5%	16.4%	17.9%	(91)pbs	(243)pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Securities denominated in foreign currency

In 4Q25, the total public sector exposure, excluding exposure to the BCRA, totaled $3.9 trillion, remaining stable with a slight increase of 0.4% QoQ and falling 13.4% YoY. For the year, the drop in exposure is mainly explained by the increase in assets, led by the growth of loans over that of financial instruments.

It is important to highlight that more than 90% of the National Treasury's public debt portfolio in pesos is at a floating rate (TAMAR). These bonds (floating rate adjustment) represent approximately 65% of the bank's sovereign portfolio and, in the context of higher real interest rates in the second half of the year, added value to the financial margin.

Exposure to the public sector, excluding exposure to the Central Bank, represents 15.5% of total assets, below the 16.4% on 3Q25 and the 17.9% in 4Q24, in line with the pick up in credit activity.

4Q25 Earnings Release	p.22

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Total deposits	17,205,076	16,563,281	13,062,299	3.9%	31.7%
Non-financial Public Sector	469,310	325,341	158,666	44.3%	195.8%
Financial Sector	7,793	7,760	5,692	0.4%	36.9%
Non-financial private sector and residents abroad	16,727,973	16,230,180	12,897,941	3.1%	29.7%
Non-financial private sector and residents abroad - AR$	10,461,117	10,613,992	8,288,947	(1.4%)	26.2%
Checking accounts	1,520,863	1,270,700	1,518,491	19.7%	0.2%
Savings accounts	1,640,567	1,373,729	1,640,171	19.4%	0.0%
Time deposits	5,759,634	6,119,902	3,763,045	(5.9%)	53.1%
Investment accounts **	12,934	6,094	399,583	112.2%	(96.8%)
Other*	1,527,119	1,843,567	967,657	(17.2%)	57.8%
Non-financial private sector and res. abroad - Foreign Currency	6,266,856	5,616,188	4,608,994	11.6%	36.0%
Checking accounts	1,261	1,076	887	17.2%	42.2%
Savings accounts	4,675,314	4,415,133	4,265,551	5.9%	9.6%
Time deposits	1,180,464	890,724	310,061	32.5%	280.7%
Other*	409,817	309,255	32,495	32.5%	n.m

% of total portfolio in the private sector in AR$	62.5%	65.4%	64.3%	(286)pbs	(173)pbs
% of total portfolio in the private sector in Foregin Currency	37.5%	34.6%	35.7%	286 pbs	173 pbs

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.4%	0.3%	1.2%	4 pbs	(81)pbs

*Includes interest-bearing checking accounts and special checking accounts
**Refers to callable time deposits

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
FX rate*	1,459.41	1,366.56	1,032.50	6.8%	41.3%
Non-financial private sector and residents abroad - Foreign Currency (USD)	4,294	3,810	3,393	12.7%	26.6%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

During 4Q25, total deposits reached $17.2 trillion, increasing 3.9% in the quarter, and 31.7% versus 4Q24.

Total private sector deposits in 4Q25 reached $16.7 trillion, showing an increase of 3.1% QoQ, and 29.7% compared to YoY.

Private non-financial sector deposits in pesos totaled $10.5 trillion, representing a 1.4% decrease compared to 3Q25 and a 26.2% increase versus 4Q24. The quarterly variation is explained by (i) a 5.9% decrease in time deposits and (ii) a 17.2% decrease in Other (interest-bearing current accounts and special current accounts). This effect was positively offset by a 19.4% increase in savings accounts.

Private non-financial sector deposits in foreign currency, expressed in pesos, totaled $6.3 trillion, increasing 11.6% QoQ and 36.0% YoY. This is mainly due to an increase in savings accounts of 5.9%, followed by time deposits at 32.5%. Deposits in foreign currency, expressed in U.S. dollars , increased 12.7% in the quarter.

4Q25 Earnings Release	p.23

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Non-financial private sector and residents abroad	16,727,973	16,230,180	12,897,941	3.1%	29.7%
Sight deposits	9,774,941	9,213,460	8,425,252	6.1%	16.0%
Checking accounts	1,522,124	1,271,776	1,519,378	19.7%	0.2%
Savings accounts	6,315,881	5,788,862	5,905,722	9.1%	6.9%
Other*	1,936,936	2,152,822	1,000,152	(10.0%)	93.7%
Time deposits	6,953,032	7,016,720	4,472,689	(0.9%)	55.5%
Time deposits	6,940,098	7,010,626	4,073,106	(1.0%)	70.4%
Investment accounts**	12,934	6,094	399,583	112.2%	(96.8%)

% of sight deposits over total private deposits	59.6%	57.6%	65.8%	195 pbs	(617)pbs
% of time deposits over total private deposits	40.4%	42.4%	34.2%	(195)pbs	617 pbs

*Includes interest-bearing checking accounts and special checking accounts
**Refers to callable time deposits

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Sight deposits	9,774,941	8,542,328	6,404,697	14.4%	52.6%
Time deposits	6,953,032	6,505,604	3,400,041	6.9%	104.5%
Total deposits	16,727,973	15,047,932	9,804,738	11.2%	70.6%

In nominal terms, BBVA Argentina achieved increases in sight deposits, time deposits, and total deposits of 14.4%, 6.9%, and 11.2% respectively, surpassing quarterly inflation in all cases.

As of 4Q25, the Bank's transactional deposits (checking accounts and savings accounts) represented 56.8% of total non-financial private deposits, totaling $9.8 trillion, versus 55.6% in 3Q25 and 64.5% in 4Q24.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Private sector Deposits - Consolidated*	10.04%	10.08%	8.60%	(4)pbs	144 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter. There may be differences generated by the gap between the siscen BCRA information and published financial statements

4Q25 Earnings Release	p.24

Other Source of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Other sources of funds	5,454,049	4,559,723	3,864,568	19.6%	41.1%
Central Bank	1,723	1,066	306	61.6%	463.1%
Banks and international organizations	263,792	205,680	57,588	28.3%	358.1%
Financing received from local financial institutions	561,149	371,934	206,426	50.9%	171.8%
REPOs	468,228	324,179	-	44.4%	N/A
Corporate bonds	615,321	439,855	152,462	39.9%	303.6%
Equity	3,543,836	3,217,009	3,447,786	10.2%	2.8%

In 4Q25, the total amount of other source of funds was $5.5 trillion, increasing 19.6% compared to the previous quarter, and 41.1% compared to 4Q24.

The variation in the quarter is mainly explained by the 10.2% increase in shareholders' equity, primarily due to the valuation of public securities in OCI. This is followed by an increase of 50.9% in financing received from local financial institutions, and a 44.4% increase in reverse REPO and on-exchange REPOs.

The increase in corporate bonds is mainly due to the bank's debt issuances in the last quarter, the Class 38 and Class 39 Notes (further detail in the Other Events section).

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Total liquid assets	7,599,977	7,332,760	7,073,054	3.6%	7.4%
Cash and deposits in banks	4,752,327	4,132,790	3,714,764	15.0%	27.9%
Debt securities at fair value through P&L	314,977	299,805	120,757	5.1%	160.8%
Government securities	314,977	299,805	120,757	5.1%	160.8%
BCRA Instruments	-	-	-	N/A	N/A
Net REPO transactions	(468,228)	(324,179)	-	(44.4%)	N/A
Other debt securities	3,000,901	3,000,967	3,234,806	(0.0%)	(7.2%)
Government securities	3,000,901	3,000,967	3,186,003	(0.0%)	(5.8%)
BCRA Instruments	-	-	48,803	N/A	(100.0%)
Overnight transactios in foreign banks	-	223,377	2,727	(100.0%)	(100.0%)

Liquid assets / Total Deposits	44.2%	44.3%	54.1%	(10)pbs	(998)pbs
Liquid assets / Total Deposits ARS	37.7%	37.6%	47.2%	8 pbs	(951)pbs
Liquid assets / Total Deposits USD	55.2%	57.0%	66.3%	(190)pbs	(1,118)pbs

In 4Q25, the Bank's liquid assets reached $7.6 trillion, increasing 3.6% compared to 3Q25, and 7.4% compared to 4Q24. They remained relatively stable, with the exception of the balance in net REPO operations, in a context where liquidity continued to be restricted, and of cash and deposits in banks.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached a level of 44.2%. The liquidity ratio in local and foreign currency reached 37.7% and 55.2% respectively.

4Q25 Earnings Release	p.25

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Minimum capital requirement	1,435,706	1,403,092	1,290,681	2.3%	11.2%
Credit risk	1,374,860	1,349,586	953,337	1.9%	44.2%
Market risk	5,093	5,134	3,297	(0.8%)	54.5%
Operational risk	55,753	48,372	334,048	15.3%	(83.3%)

Integrated Capital - RPC (1)*	3,186,479	2,840,729	3,078,694	12.2%	3.5%
Ordinary Capital Level 1 ( COn1)	3,577,528	3,272,242	3,402,663	9.3%	5.1%
Deductible items COn1	(391,049)	(431,512)	(323,969)	9.4%	(20.7%)

Excess Capital
Integration excess	1,750,773	1,437,637	1,788,013	21.8%	(2.1%)
Excess as % of minimum capital requirement	121.9%	102.5%	138.5%	1,948 pbs	(1,659)pbs

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	17,445,767	17,047,298	15,786,418	2.3%	10.5%

Regulatory Capital Ratio (1)/(2)	18.3%	16.7%	19.5%	160 pbs	(124)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.3%	16.7%	19.5%	160 pbs	(124)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show solid solvency indicators at 4Q25. The capital ratio reached 18.3%, higher than the 16.7% of 3Q25. The excess of capital integration over the regulatory requirement reached $1.8 trillion or 121.9%.

The increase in the ratio during the quarter was due to a 9.4% increase in Common Equity Tier 1 (CET1), mainly impacted by the recovery in the value of government bonds valued at fair value through OCI.

4Q25 Earnings Release	p.26

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
FBA Renta Pesos	3,230,241	3,741,768	3,398,036	(13.7%)	(4.9%)
FBA Renta Fija Dólar I	202,188	198,938	116,591	1.6%	73.4%
FBA Ahorro Pesos	121,401	62,270	162,218	95.0%	(25.2%)
FBA Acciones Argentinas	91,180	68,448	164,022	33.2%	(44.4%)
FBA Horizonte	76,402	86,050	30,173	(11.2%)	153.2%
FBA Bonos Argentina	67,094	65,044	32,325	3.2%	107.6%
FBA Money Market Dólar	60,811	32,909	-	84.8%	N/A
FBA Renta Fija Plus	28,738	18,707	50,330	53.6%	(42.9%)
FBA Renta Fija Dólar Plus I	21,651	7,172	-	201.9%	N/A
FBA Renta Mixta	14,366	11,022	23,062	30.3%	(37.7%)
FBA Acciones Latinoamericanas	12,948	13,038	12,537	(0.7%)	3.3%
FBA Renta Pública I	10,599	4,589	7,956	131.0%	33.2%
FBA Renta Fija Dólar Latam I	145	-	-	N/A	N/A
FBA Renta Mixta Dólar I	145	-	-	N/A	N/A
FBA Acciones Globales Dólar I	145	-	-	N/A	N/A
FBA Bonos Globales	10	11	14	(9.1%)	(28.6%)
FBA Horizonte Plus	10	11	13	(9.1%)	(23.1%)
FBA Money Market Pesos Plus	5	-	-	N/A	N/A
FBA Retorno Total I	2	2	4	-	(50.0%)
FBA Gestión I	-	-	-	N/A	N/A
Total Equity	3,938,081	4,309,979	3,997,281	(8.6%)	(1.5%)

AMASAU Net Income	9,427	10,972	10,019	(14.1%)	(5.9%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Mutual funds	5.06%	5.62%	5.26%	(56)pbs	36 pbs

Source: Cámara Argentina de Fondos Comunes de Inversión

4Q25 Earnings Release	p.27

Other Events

Main Relevant Events

Closing of the acquisition of 50% of the share capital of FCA Compañía Financiera S.A. On December 10, 2025, it was reported that the closing of the transaction through which Banco BBVA Argentina S.A. acquired 50% of the share capital of FCA Compañía Financiera S.A. has occurred. For more information click here.

Corporate Bonds

Issuance of Series 39 Corporate Bonds. On December 5, 2025, the Bank issued Series 39 corporate bonds for a value of USD 50 million, at a rate of USD + 5.75%, with maturity and principal payment on December 5, 2026.

Issuance of Series 40 Corporate Bonds. On February 27, 2026, the Bank issued Series 40 notes for the value of USD 36.5 million at a rate of USD + 5%, with maturity and amortization payment on August 27, 2027.

Issuance of Series 41 Corporate Bonds. On March 4, 2026, the Bank issued Series 41 notes for the value of ARS 45.5 billion, at a rate of TAMAR + 3.50%, with maturity and amortization payment on March 4, 2027.

Dividend Payment

Dividend Payment. Installment 7 of 10. On December 12, 2025, the payment of installment 7 of 10 regarding the dividend payment was announced. For more information click here.

Dividend Payment. Installment 8 of 10. On January 14, 2026, the payment of installment 8 of 10 regarding the dividend payment was announced. For more information click here.

Dividend payment. Installment 9 of 10. The payment of installment 9 of 10 regarding the dividend payment was announced on February 12, 2026. For more information click here.

Main Regulatory Changes

●	Foreign Exchange and Foreign Trade (Communication “A” 8361, 12/09/2025). An Affidavit (DDJJ) is required stating that the individual or entity will not purchase securities with settlement in foreign currency for 90 subsequent days from the moment they access the MULC (Free Foreign Exchange Market); with the exception of i) Primary subscriptions with a 15-day subsequent 'parking' (holding) period; and ii) Reinvestment of foreign currency collections of principal and interest from Treasury or BCRA securities, within 15 days after collection.
●	Foreign Exchange and Foreign Trade (Communication “A” 8390, 01/22/2026). The BCRA allows companies access to the MULC without prior authorization to pre-cancel capital and interest in dollars, meeting certain requirements that improve their financial profile; subject to taking out new financing whose average life is greater than that of the commitment being canceled, and that the accumulated amount of the new maturities does not at any time exceed what would have been paid under the original conditions.
●	Minimum Cash - Reserve Requirements (Communication “A” 8397, 05/02/2026). The BCRA introduces a flexibility in the management of bank liquidity by allowing entities to transfer up to 5% of their unintegrated minimum cash requirement to the following month, provided that it is offset in that period. At the same time, it stiffens the treatment of foreign financial lines obtained from related parties, setting a reserve requirement rate of 20% for terms less than 180 days, while maintaining a 0% requirement for obligations with unrelated banks and international organizations.

4Q25 Earnings Release	p.28

Glossary

Active clients: holders of at least one active product. Subgroup of total clients that comply with the requirements of being an account holder with a positive business volume in the last three months. Does not include joint account. Excludes clients with arrears. SMEs includes entrepreneurs.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) + Overnight transactions in foreign banks/ Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Adjusted NIM: (Quarterly Net Interest Income - Net Monetary Position Results) / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

4Q25 Earnings Release	p.29

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

●	n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.
●	N/A: not applicable.
●	Bps: basis points.

4Q25 Earnings Release	p.30

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Assets
Cash and deposits in banks	4,752,327	4,132,790	3,714,764	15.0%	27.9%
Cash	1,328,388	939,838	2,343,875	41.3%	(43.3%)
Financial institutions and correspondents	3,415,406	3,192,952	1,370,889	7.0%	149.1%
BCRA	2,178,769	1,969,927	998,174	10.6%	118.3%
Other local and foreign financial institutions	1,236,637	1,223,025	372,715	1.1%	231.8%
Other	8,533	-	-	N/A	N/A
Debt securities at fair value through profit or loss	315,468	299,805	120,757	5.2%	161.2%
Derivatives	38,865	62,218	12,975	(37.5%)	199.5%
Repo transactions	-	-	-	N/A	N/A
Other financial assets	151,848	268,475	332,938	(43.4%)	(54.4%)
Loans and other financing	14,448,212	13,547,858	9,916,844	6.6%	45.7%
Non-financial public sector	3,153	4,010	1,269	(21.4%)	148.5%
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	231,597	221,726	76,651	4.5%	202.1%
Non-financial private sector and residents abroad	14,213,462	13,322,122	9,838,924	6.7%	44.5%
Other debt securities	3,043,603	3,039,618	3,284,209	0.1%	(7.3%)
Financial assets pledged as collateral	1,201,782	1,092,890	609,025	10.0%	97.3%
Current income tax assets	-	125	59,773	(100.0%)	(100.0%)
Investments in equity instruments	20,789	16,398	16,651	26.8%	24.9%
Investments in subsidiaries and associates	38,567	38,185	31,332	1.0%	23.1%
Property and equipment	896,653	878,241	850,520	2.1%	5.4%
Intangible assets	119,336	109,970	91,069	8.5%	31.0%
Deferred income tax assets	65,779	126,199	33,348	(47.9%)	97.3%
Other non-financial assets	312,409	291,150	291,311	7.3%	7.2%
Non-current assets held for sale	3,236	4,156	4,933	(22.1%)	(34.4%)
Total Assets	25,408,874	23,908,078	19,370,449	6.3%	31.2%
Liabilities
Deposits	17,205,076	16,563,281	13,062,299	3.9%	31.7%
Non-financial public sector	469,310	325,341	158,666	44.3%	195.8%
Financial sector	7,793	7,760	5,692	0.4%	36.9%
Non-financial private sector and residents abroad	16,727,973	16,230,180	12,897,941	3.1%	29.7%
Liabilities at fair value through profit or loss	-	-	-	N/A	N/A
Derivatives	6,496	79,990	5,076	(91.9%)	28.0%
Reverse REPO transactions	468,228	324,179	-	44.4%	N/A
Other financial liabilities	1,775,680	1,754,135	1,572,446	1.2%	12.9%
Financing received from the B.C.R.A. and other financial institutions	826,664	578,680	264,320	42.9%	212.8%
Corporate bonds issued	615,321	439,855	152,462	39.9%	303.6%
Current income tax liabilities	125,140	27,225	18,119	359.7%	n.m
Subordinated corporate bonds	-	-	-	N/A	N/A
Provisions	50,305	54,422	61,957	(7.6%)	(18.8%)
Deferred income tax liabilities	6,574	-	-	N/A	N/A
Other non-financial liabilities	785,554	869,302	785,984	(9.6%)	(0.1%)
Total Liabilities	21,865,038	20,691,069	15,922,663	5.7%	37.3%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	1,189,710	1,189,710	1,189,710	-	-
Reserves	2,013,249	2,013,249	1,666,187	-	20.8%
Retained earnings	-	-	-	N/A	N/A
Other accumulated comprehensive income	(27,548)	(256,728)	64,507	89.3%	(142.7%)
Income for the period	249,991	196,143	464,684	27.5%	(46.2%)
Equity attributable to owners of the Parent	3,432,760	3,149,732	3,392,446	9.0%	1.2%
Equity attributable to non-controlling interests	111,076	67,277	55,340	65.1%	100.7%
Total Equity	3,543,836	3,217,009	3,447,786	10.2%	2.8%
Total Liabilities and Equity	25,408,874	23,908,078	19,370,449	6.3%	31.2%

4Q25 Earnings Release	p.31

Balance Sheet – 5 Quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q25	3Q25	2Q25	1Q25	4Q24
Assets
Cash and deposits in banks	4,752,327	4,132,790	3,787,826	2,969,650	3,714,764
Cash	1,328,388	939,838	939,637	1,364,776	2,343,875
Financial institutions and correspondents	3,415,406	3,192,952	2,835,421	1,602,827	1,370,889
B.C.R.A	2,178,769	1,969,927	1,797,584	1,050,767	998,174
Other local and foreign financial institutions	1,236,637	1,223,025	1,037,837	552,060	372,715
Other	8,533	-	12,768	2,047	-
Debt securities at fair value through profit or loss	315,468	299,805	713,604	515,010	120,757
Derivatives	38,865	62,218	13,759	8,092	12,975
Repo transactions	-	-	-	-	-
Other financial assets	151,848	268,475	221,481	586,020	332,938
Loans and other financing	14,448,212	13,547,858	12,748,110	11,000,317	9,916,844
Non-financial public sector	3,153	4,010	4,236	3,981	1,269
B.C.R.A	-	-	-	-	-
Other financial institutions	231,597	221,726	165,555	85,692	76,651
Non-financial private sector and residents abroad	14,213,462	13,322,122	12,578,319	10,910,644	9,838,924
Other debt securities	3,043,603	3,039,618	2,771,114	2,876,107	3,284,209
Financial assets pledged as collateral	1,201,782	1,092,890	405,822	387,981	609,025
Current income tax assets	-	125	98	54,802	59,773
Investments in equity instruments	20,789	16,398	17,519	16,852	16,651
Investments in subsidiaries and associates	38,567	38,185	36,369	32,091	31,332
Property and equipment	896,653	878,241	855,294	845,781	850,520
Intangible assets	119,336	109,970	101,154	94,254	91,069
Deferred income tax assets	65,779	126,199	39,681	57,689	33,348
Other non-financial assets	312,409	291,150	302,023	287,170	291,311
Non-current assets held for sale	3,236	4,156	4,156	4,156	4,933
Total Assets	25,408,874	23,908,078	22,018,010	19,735,972	19,370,449
Liabilities
Deposits	17,205,076	16,563,281	14,888,570	13,297,551	13,062,299
Non-financial public sector	469,310	325,341	144,115	136,124	158,666
Financial sector	7,793	7,760	11,307	8,535	5,692
Non-financial private sector and residents abroad	16,727,973	16,230,180	14,733,148	13,152,892	12,897,941
Liabilities at fair value through profit or loss	-	-	483	-	-
Derivatives	6,496	79,990	17,196	15,316	5,076
Reverse Repo Transactions	468,228	324,179	-	-	-
Other financial liabilities	1,775,680	1,754,135	1,896,385	1,498,834	1,572,446
Financing received from the B.C.R.A. and other financial institutions	826,664	578,680	420,056	343,857	264,320
Corporate bonds issued	615,321	439,855	493,967	311,649	152,462
Current income tax liabilities	125,140	27,225	19,397	25,171	18,119
Subordinated corporate bonds	-	-	-	-	-
Provisions	50,305	54,422	70,780	62,453	61,957
Deferred income tax liabilities	6,574	-	-	-	-
Other non-financial liabilities	785,554	869,302	856,546	767,567	785,984
Total Liabilities	21,865,038	20,691,069	18,663,380	16,322,398	15,922,663
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	1,189,710	1,189,710	1,189,710	1,189,710	1,189,710
Reserves	2,013,249	2,013,249	2,013,249	1,666,187	1,666,187
Retained earnings	-	-	-	464,684	-
Other accumulated comprehensive income	(27,548)	(256,728)	(78,045)	(68,585)	64,507
Income for the period	249,991	196,143	158,301	95,032	464,684
Equity attributable to owners of the Parent	3,432,760	3,149,732	3,290,573	3,354,386	3,392,446
Equity attributable to non-controlling interests	111,076	67,277	64,057	59,188	55,340
Total Equity	3,543,836	3,217,009	3,354,630	3,413,574	3,447,786
Total Liabilities and Equity	25,408,874	23,908,078	22,018,010	19,735,972	19,370,449

4Q25 Earnings Release	p.32

Balance Sheet – Foreign Currency

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Assets
Cash and deposits in banks	3,492,220	2,818,391	3,086,069	23.9%	13.2%
Debt securities at fair value through profit or loss	16,530	187,642	87	(91.2%)	n.m
Other financial assets	25,535	43,899	58,410	(41.8%)	(56.3%)
Loans and other financing	3,358,356	3,314,892	1,691,500	1.3%	98.5%
Other financial institutions	1	11,185	5	(100.0%)	(80.0%)
Non-financial private sector and residents abroad	3,358,352	3,303,704	1,691,491	1.7%	98.5%
Other debt securities	41,108	30,331	94,538	35.5%	(56.5%)
Financial assets pledged as collateral	154,795	302,611	89,192	(48.8%)	73.6%
Investments in equity instruments	1,374	1,434	1,013	(4.2%)	35.6%
Total foreign currency assets	7,089,918	6,699,200	5,020,809	5.8%	41.2%
Liabilities
Deposits	6,370,293	5,660,920	4,730,063	12.5%	34.7%
Non-Financial Public Sector	99,147	41,747	118,915	137.5%	(16.6%)
Financial Sector	4,288	2,983	2,155	43.7%	99.0%
Non-financial private sector and residents abroad	6,266,858	5,616,190	4,608,992	11.6%	36.0%
Other financial liabilities	216,019	284,342	242,839	(24.0%)	(11.0%)
Financing received from the B.C.R.A. and other financial institutions	308,740	250,512	57,596	23.2%	436.0%
Corporate bonds issued	253,939	182,591	-	39.1%	N/A
Other non financial liabilities	98,468	108,079	101,818	(8.9%)	(3.3%)
Total foreign currency liabilities	7,247,459	6,486,444	5,132,316	11.7%	41.2%

Foreign Currency Net Position - AR$	(157,541)	212,756	(111,507)	(174.0%)	(41.3%)

Foreign Currency Net Position - USD	(108)	156	(108)	(169.3%)	0.0%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

4Q25 Earnings Release	p.33

P&L – Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	4Q25	3Q25	4Q24	QoQ	YoY
Interest income	1,568,330	1,414,941	1,134,807	10.8%	38.2%
Interest expense	(809,393)	(783,474)	(500,106)	-3.3%	-61.8%
Net interest income	758,937	631,467	634,701	20.2%	19.6%
Fee income	228,751	224,146	181,348	2.1%	26.1%
Fee expenses	(95,990)	(76,295)	(99,823)	-25.8%	3.8%
Net fee income	132,761	147,851	81,525	-10.2%	62.8%
Net income from financial instruments at fair value through P&L	8,212	24,388	50,510	-66.3%	-83.7%
Net loss from write-down of assets at amortized cost and fair value through OCI	52,594	(3,695)	98,600	n.m	-46.7%
Foreign exchange and gold gains	55,848	65,418	10,674	-14.6%	423.2%
Other operating income	82,303	76,889	47,073	7.0%	74.8%
Loan loss allowances	(297,336)	(226,452)	(110,698)	-31.3%	-168.6%
Net operating income	793,319	715,866	812,385	10.8%	-2.3%
Personnel benefits	(136,245)	(158,773)	(190,683)	14.2%	28.5%
Administrative expenses	(145,091)	(157,406)	(185,282)	7.8%	21.7%
Depreciation and amortization	(32,237)	(26,730)	(33,210)	-20.6%	2.9%
Other operating expenses	(223,921)	(190,582)	(186,466)	-17.5%	-20.1%
Operating expenses	(537,494)	(533,491)	(595,641)	-0.8%	9.8%
Operating income	255,825	182,375	216,744	40.3%	18.0%
Income from associates and joint ventures	2,983	3,465	1,063	-13.9%	180.6%
Income from net monetary position	(157,952)	(119,663)	(203,060)	-32.0%	22.2%
Income before income tax	100,856	66,177	14,747	52.4%	n.m
Income tax	(41,517)	(25,112)	70,342	-65.3%	-159.0%
Income for the period	59,339	41,065	85,089	44.5%	-30.3%
Owners of the parent	53,848	37,842	80,445	42.3%	-33.1%
Non-controlling interests	5,491	3,223	4,644	70.4%	18.2%

Other comprehensive Income (1)	229,180	(178,684)	(34,257)	228.3%	n.m
Total comprehensive income	288,519	(137,619)	50,832	309.7%	467.6%
(1) Net of Income Tax.

4Q25 Earnings Release	p.34

P&L – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	4Q25	3Q25	2Q25	1Q25	4Q24
Interest income	1,568,330	1,414,941	1,200,737	1,112,390	1,134,807
Interest expense	(809,393)	(783,474)	(524,335)	(456,487)	(500,106)
Net interest income	758,937	631,467	676,402	655,903	634,701
Fee income	228,751	224,146	201,751	218,856	181,348
Fee expenses	(95,990)	(76,295)	(94,255)	(97,943)	(99,823)
Net fee income	132,761	147,851	107,496	120,913	81,525
Net income from financial instruments at fair value through P&L	8,212	24,388	53,775	39,017	50,510
Net loss from write-down of assets at amortized cost and fair value through OCI	52,594	(3,695)	(336)	97,105	98,600
Foreign exchange and gold gains	55,848	65,418	61,966	9,855	10,674
Other operating income	82,303	76,889	42,964	47,023	47,073
Loan loss allowances	(297,336)	(226,452)	(165,182)	(116,114)	(110,698)
Net operating income	793,319	715,866	777,085	853,702	812,385
Personnel benefits	(136,245)	(158,773)	(162,051)	(146,838)	(190,683)
Administrative expenses	(145,091)	(157,406)	(168,761)	(177,321)	(185,282)
Depreciation and amortization	(32,237)	(26,730)	(26,958)	(25,213)	(33,210)
Other operating expenses	(223,921)	(190,582)	(194,342)	(164,161)	(186,466)
Operating expenses	(537,494)	(533,491)	(552,112)	(513,533)	(595,641)
Operating income	255,825	182,375	224,973	340,169	216,744
Income from associates and joint ventures	2,983	3,465	4,611	896	1,063
Income from net monetary position	(157,952)	(119,663)	(126,883)	(181,317)	(203,060)
Income before income tax	100,856	66,177	102,701	159,748	14,747
Income tax	(41,517)	(25,112)	(34,565)	(60,868)	70,342
Income for the period	59,339	41,065	68,136	98,880	85,089
Owners of the parent	53,848	37,842	63,269	95,032	80,445
Non-controlling interests	5,491	3,223	4,867	3,848	4,644

Other comprehensive Income (OCI)(1)	229,180	(178,684)	(9,459)	(133,093)	(34,257)
Total comprehensive income	288,519	(137,619)	58,677	(34,213)	50,832
(1) Net of Income Tax.

4Q25 Earnings Release	p.35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Profitability
Efficiency Ratio	45.9%	57.6%	70.1%	(1,173)pbs	(2,417)pbs
ROA	0.9%	0.7%	1.7%	25 pbs	(81)pbs
ROE	6.5%	4.7%	9.5%	184 pbs	(297)pbs
Liquidity
Liquid assets / Total Deposits	44.2%	44.3%	54.1%	(10)pbs	(998)pbs
Capital
Regulatory Capital Ratio	18.3%	16.7%	19.5%	159 pbs	(125)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.3%	16.7%	19.5%	159 pbs	(125)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	4.07%	3.28%	1.13%	80 pbs	295 pbs
Allowances /Total non-performing portfolio	96.37%	99.98%	177.00%	(361)pbs	(8,063)pbs
Cost of Risk	8.11%	6.63%	4.88%	148 pbs	323 pbs

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	4Q25	3Q25	4Q24	QoQ	YoY
Profitability
Efficiency Ratio	53.9%	56.8%	62.2%	(294)pbs	(835)pbs
ROA	1.1%	1.2%	2.5%	(9)pbs	(138)pbs
ROE	7.3%	8.0%	12.5%	(72)pbs	(519)pbs
Liquidity
Liquid assets / Total Deposits	44.2%	44.3%	54.1%	(10)pbs	(998)pbs
Capital
Regulatory Capital Ratio	18.3%	16.7%	19.5%	159 pbs	(125)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	18.3%	16.7%	19.5%	159 pbs	(125)pbs
Asset Quality
Total non-performing portfolio / Total portfolio	4.07%	3.28%	1.13%	80 pbs	295 pbs
Allowances /Total non-performing portfolio	96.37%	99.98%	177.00%	(361)pbs	(8,063)pbs
Cost of Risk	5.54%	5.01%	3.17%	53 pbs	236 pbs

About BBVA Argentina

BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its main shareholder since 1996. In Argentina, it has been one of the leading financial institutions since 1886. BBVA Argentina offers retail and corporate banking to a wide client base, including individuals, SMEs, and large corporations.

BBVA's strategy is to support its clients' ambition to go further. This is achieved through constant and empathetic support during key moments, recognizing the inner strength that drives people. The value proposition focuses on anticipation and innovation to be the ideal partner that helps clients reach their goals.

Investor Relations Contact

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 4, 2026	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer